Filed by Embotelladora Andina S.A.
Pursuant to rule 425 under the Securities Act of 1933
Subject Company: Embotelladoras Coca-Cola Polar S.A.
Commission File No. 001-13142

Expert Opinion of the Review of the Proforma Merged Balance Sheet of Embotelladora Andina S.A. and Embotelladoras Coca-Cola Polar S.A. as of March 31, 2012.

(Translation of the Expert Opinion of the proforma merged Balance sheet, originally issued in Spanish)

Santiago, May 29, 2012

To the Shareholders and Directors of

Embotelladora Andina S.A. and Embotelladoras Coca-Cola Polar S.A.

I have been informed that Embotelladora Andina S.A. (“Andina”) and Embotelladoras Coca-Cola Polar S.A. (“Polar”, and together with Andina, the “companies”) will son materialize a merger whereby Andina will absorb Polar through the exchange of shares. For this reason I have been requested to issue an expert opinion on the Proforma Merged Balance Sheet prepared by the companies’ management for this purpose and which is attached as Exhibit II to this document (the “Proforma Merged Balance Sheet”).

In the preparation the Proforma Merged Balance Sheet, the companies performed the following procedures:

•                  Analysis of the Audited Financial Statements as of March 31, 2012.  The Financial Statements of Embotelladora Andina S.A. have been audited by Ernst & Young Ltda. Likewise, the Financial Statements of Embotelladoras Coca-Cola Polar S.A. have been audited by Price Waterhouse Coopers (these documents are attached as Exhibit I to this Expert Opinion)

•                  Identification of potential adjustments as a result of consolidation

•                  Identification of accounting criteria that could imply material differences in the presentation of the Financial Statements of both companies.

In accordance with the above referenced information, I consider that the procedure followed by the Companies reasonably fulfills the typical procedures applied in the construction of a Proforma Balance Sheet of merged companies.

I have also confirmed that the Proforma merged Balance Sheet incorporates the following adjustments:

1.               Equity: The issuance of 186,304,194 new shares, valued at the accounting values of Embotelladoras Coca-Cola Polar S.A. as of March 31, 2012.

In accordance with International Financial Reporting Standards,valuations at the fair values of the assets and liabilities of Embotelladoras Coca-Cola Polar S.A. have not occured, given that this will be carried out once the merger of both Companies is materialized.  The decision with respect to the capitalization of the different equity accounts of the absorbed company will be determined at the respective Shareholders’ Meetings.

2.               Accounts Receivable and Accounts Payable between the Companies: Related intercompany accounts between Embotelladora Andina S.A. and Embotelladoras Coca-Cola Polar S.A. as of March 31, 2012, have been eliminated.  Embotelladora Andina S.A. presents said balance under accounts receivable from related companies, while Embotelladoras Coca-Cola Polar S.A. presents said balance under accounts payable and other accounts payable.

3.               Differed taxes: The criterion used by Embotelladora Andina S.A. is to present net differed taxes by jurisdiction, while Embotelladoras Cocas-Cola Polar S.A. presents them separated under their assets and liabilities accounts. Reclassifications in the operations of Chile, Argentina and Paraguay have been made in order to uniform criteria with those of Embotelladora Andina.

4.               Other current financial liabilities: The guaranty deposits for bottles are presented by Embotelladora Andina S.A. under current financial liabilities, while Embotelladoras Coca-Cola Polar S.A. presents them under other long term accounts payable.  Reclassifications have been made in order to uniform criteria with Embotelladora Andina S.A.

5.               Other non financial current liabilities:  The provision for vacations and benefits to officers are presented by Embotelladora Andina.A. under other non-financial current liabilities, while Embotelladoras Coca-Cola Polar S.A. classifies them under accounts payable and provisions, respectively. Said amounts are reclassified in order to uniform criteria

Additionally I have confirmed that the Companies have incorporated the following notes:

1.               Investments in equity investees: Within the account investments in equity investees Embotelladora Andina S.A. maintains investments in Vital Aguas S.A., Vital Jugos S.A. and Envases Central S.A. for an amount of MCh$20,620, while Embotelladoras Coca-Cola Polar S.A. has investments in the same equity investees for an amount of MCh$6,780.  Under the current conditions of the shareholders’ agreements, as a result of the merger of Embotelladora Andina S.A. and Embotelladoras Coca-Cola Polar S.A., there will be a controlling interest in these equity investees, therefore, once the merger materializes, these companies should consolidate with the resulting Company, as long as no changes are made to the shareholders’ agreements as of the date of the merger.

1.               Equity: Does not consider dividends that will be paid before materializing the merger (MCh$28,156 Embotelladora Andina S.A. and MCh$29,565 Embotelladoras Coca-Cola Polar S.A.)

2.               Equity: Accumulated earnings of Embotelladora Andina S.A. do not discount the additional dividend proposed by the Board of Director son March 28, 2012 in an amount of ThCh$19,398,640 given that said dividend is mandatory if approved by the Shareholders’ Meeting which took place on April 27, 2012.  In the case of Embotelladoras Coca-Cola Polar S.A., the additional dividend agreed to in the merger is already reduced from equity and the obligation to pay an amount of ThCh$29,565,200 has been generated as of March 31, 2012.

According to the analysis of the adjustments and reclassifications made, I believe that the applicable procedures in the preparation of the Companies Proforma Merged Balance Sheet have been fulfilled, and that they reflect all the adjustments and reclassifications that could have a significant impact in the preparation thereof.

In my opinion, and according to the foregoing, the Proforma Merged Balance presented as Exhibit II, reasonably represents the merged assets and liabilities of Embotelladora Andina S.A. and Embotelladoras Coca-Cola Polar S.A. as of March 31, 2012; stating for the record that for the purpose of the projected merger has been based on the Audited Financial Statement as of March 31, 2012 of both companies.

According to the requirements of Article N ° 22 of the rules of Public Companies in Chile I declare that I am responsible for the assessments contained in the expert report.

(signed)

Miguel Luis León Núñez

Tax Id N° 8.611.613-8

Limitations on the Scope of the Expert Opinion

This report does not represent an audit in compliance with generally accepted audit standards and therefore should not be interpreted as such. I have not submitted the information contained in this report to verification procedures; therefore the base information used, is the responsibility of those who issue it.

For the completion of this report, I have only based my opinion on available information, namely:

•                  Audited Financial Statements as of March 31, 2012 of Embotelladora Andina S.A. and Embotelladoras Coca-Cola Polar S.A.

•                  Work-related papers provided by the management of both Companies.

•                  Work-related meetings and discussions with officers of the financial areas.

This Balance Sheet does not constitute an audited Balance Sheet; therefore, it does not necessarily incorporate International Financial reporting Standards regarding Business Combinations.

As of the date of this review, it is relevant to point out that the merger has not occurred; and consequently, these are only Proforma estimates, which could change once the merger becomes effective.

This report has been based on available information as of March 31, 2012, therefore, it does not incorporate subsequent events, except for those explicitly mentioned.

Exhibit II.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

STATEMENTS OF FINANCIAL POSITION ANDINA-POLAR MERGER PROFORMA AS OF MARCH 31, 2012

								Embotelladora
	Embotelladora		Embotelladoras		Adjustments and			Andina S.A. and
	Andina S.A. and		Coca Cola Polar S.A.		Reclasifications (****)			Subsidiaries
ASSETS	Subsidiaries		and Subsiairies		Charge	Credit		Total Merged
	Million Ch$		Million Ch$		Million Ch$	Million Ch$		Million Ch$

Current Assets
Cash and cash equivalents	40,202		23,134					63,336
Other financial assets	8,998							8,998
Other non-financial assets	17,361		1,751					19,112
Trade and other accounts receivable, net	89,581		30,061					119,642
Accounts receivable from related companies	5,532		3,456			400	(2)	8,587
Inventory	55,575		21,609					77,185
Current tax assets	2,154		1,471					3,625
Total current assets	219,403		81,482			400		300,484

Non-current assets
Other non-financial, non-current assets	30,771		1,611					32,382
Trade and other accounts receivable, net	6,953							6,953
Accounts receivable from related companies, net	9							9
Equity method investments	61,064	(*)	6,780	(*)				67,845
Intangible assets, net	1,178		2,587					3,765
Goodwill	54,964		9,024					63,988
Property, plant and equipment, net	350,458		161,925					512,382
Deferred tax assets			6,107			4,550	(3)	1,557
Total non-current assets	505,397		188,033		0	4,550		688,880
Total assets	724,800		269,515		0	4,950		989,365

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

STATEMENTS OF FINANCIAL POSITION ANDINA-POLAR MERGER PROFORMA AS OF MARCH 31, 2012

							Embotelladora
	Embotelladora		Embotelladoras	Adjustments and			Andina S.A. and
	Andina S.A. and		Coca Cola Polar S.A.	Reclasifications (****)			Subsidiaries
LIABILITIES AND NET EQUITY	Subsidiaries		and Subsiairies	Charge	Credit		Total Merged
	Million Ch$		Million Ch$	Million Ch$	Million Ch$		Million Ch$

Current liabilities
Other financial liabilities	21,727		9,645		1,869	(4)	33,241
Trade and other accounts payable	104,296		34,214	1,972		(2) and (5)	136,539
Accounts payable to related companies	14,803		13,442				28,244
Provisions	87		1,835	1,127		(5)	794
Income tax payable	5,094		93				5,186
Other non-financial liabilities	17,260		29,565		2,699	(5)	49,524
Total Current Liabilities	163,267		88,794	3,099	4,567		253,529

Non-Current Liabilities
Other non-current financial liabilities	75,538		70,108				145,646
Other accounts payable			4,714	1,869		(4)	2,845
Provisions	7,307						7,307
Deferred tax liabilities	37,054		9,625	4,550		(3)	42,129
Post-employment benefit liabilities	5,331						5,331
Other non-current liabilities	297						297
Total Non-Current Liabilities	125,528		84,447	6,419	0		203,556

Equity
Issued capital	230,892		39,867			(1)	270,759
Retained earnings	232,810	(***)	71,056			(1)	303,866
Accumulated other comprehensive income and capital	-27,704		-16,508			(1)	-44,213

Equity attributable to equity holders to parent	435,998		94,415	0	0		530,413
Non-controlling interests	8		1,859				1,867
Total Equity	436,006		96,274	0	0		532,280
Total Liabilities and Equity	724,800		269,515	9,518	4,567		989,365

(1)           The issuance of 186,304,194 new shares, valued at the accounting values of Embotelladoras Coca-Cola Polar S.A. as of March 31, 2012.  In accordance with International Financial Reporting Standards,valuations at the fair values of the assets and liabilities of Embotelladoras Coca-Cola Polar S.A. have not occured, given that this will be carried out once the merger of both Companies is materialized.  The decision with respect to the capitalization of the different equity accounts of the absorbed company will be determined at the respective Shareholders’ Meetings.

(2)           Related intercompany accounts between Embotelladora Andina S.A. and Embotelladoras Coca-Cola Polar S.A. as of March 31, 2012, have been eliminated.  Embotelladora Andina S.A. presents said balance under accounts receivable from related companies, while Embotelladoras Coca-Cola Polar S.A. presents said balance under accounts payable and other accounts payable.

(3)           The criterion used by Embotelladora Andina S.A. is to present net differed taxes by jurisdiction, while Embotelladoras Cocas-Cola Polar S.A. presents them open. Reclassifications in the operations of Chile, Argentina and Paraguay have been made in order to uniform criteria with those of Embotelladora Andina S.A..

(4)           The guaranty deposits for bottles are presented by Embotelladora Andina S.A. under current financial liabilities, while Embotelladoras Coca-Cola Polar S.A. presents them under other long term accounts payable.  Reclassifications have been made in order to uniform criteria with Embotelladora Andina S.A..

(5)           The provision for vacations and benefits to officers are presented by Embotelladora Andina.A. under other non-financial current liabilities, while Embotelladoras Coca-Cola Polar S.A. classifies them under accounts payable and provisions, respectively. Said amounts are reclassified in order to uniform criteria

(*)           Within the account investments in equity investees Embotelladora Andina S.A. maintains investments in Vital Aguas S.A., Vital Jugos S.A. and Envases Central S.A. for an amount of MCh$20,620, while Embotelladoras Coca-Cola Polar S.A. has investments in the same equity investees for an amount of MCh$6,780.  Under the current conditions of the shareholders’ agreements, as a result of the merger of Embotelladora Andina S.A. and Embotelladoras Coca-Cola Polar S.A., there will be a controlling interest in these equity investees, therefore, once the merger materializes, these companies should consolidate with the resulting Company, as long as no changes are made to the shareholders’ agreements as of the date of the merger.

(**)         Does not consider dividends that will be paid before materializing the merger (MCh$28,156 Embotelladora Andina S.A. and MCh$29,565 Embotelladoras Coca-Cola Polar S.A.

(***)      Accumulated earnings of Embotelladora Andina S.A. do not discount the additional dividend proposed by the Board of Director son March 28, 2012 in an amount of MCh$19,399 given that said dividend is mandatory if approved by the Shareholders’ Meeting which took place on April 27, 2012.  In the case of Embotelladoras Coca-Cola Polar S.A., the additional dividend agreed to in the merger is already reduced from equity and the obligation to pay an amount of MCh$29,565 has been generated as of March 31, 2012.

(****)    Incorporated as adjustments and reclassifications those who would have a material impact on the submission of the proforma financial situation as of March 31, 2012